NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER
DATED APRIL 29, 2015

This Memorandum sets forth the response of National Instruments Corporation (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated April 29, 2015.

This Memorandum is being filed via EDGAR.  For your convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.

General

Commission Staff Comment No. 1

You discuss on page 26 of the 10-K your sales in “Emerging Markets,” which you define as including Africa and the Middle East, regions that include Sudan and Syria. The website of Sudan University of Science & Technology indicates that your LabVIEW program is used on projects at the university in Khartoum, Sudan.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, distributors, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response to Comment No. 1

The Company is aware that Sudan and Syria have been designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  The Company has relevant policies and procedures in place which are designed to ensure compliance with applicable laws and regulations.  As contemplated by its policies, the Company does not have and does not expect to have any direct or indirect sales (including sales through distributors or system integrators) into Sudan or Syria.  The Company does not have subsidiaries in such countries.  In addition, the Company has no contacts with customers in such countries or the governments of such countries or entities under each respective governments control.  The Company does not knowingly provide services, products, information or technology to such countries; however, the general information on the Company’s website is available throughout the world.  The Sudan University of Science & Technology is not a direct or indirect customer of the Company.

Commission Staff Comment No. 2

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response to Comment No. 2

As stated in the Company’s response to Comment No. 1, the Company does not have any material contacts with Sudan or Syria, and does not believe there is any material investment risk regarding such matters for its security holders.  In particular, the Company has not had any revenues, assets or liabilities from Sudan or Syria in the last three fiscal years or the quarter ended March 31, 2015.

General Matters

In addition, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

National Instruments Corporation

By:  /s/ Alex Davern

Alex Davern,

Chief Financial Officer